SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 7)1

US Foods Holding Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

912008109

(CUSIP Number)

Michael D. Adamski

Sachem Head Capital Management LP

250 West 55th Street, 34th Floor

New York, New York 10019

(212) 714-3300

Ryan Nebel

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 11, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 912008109

1	NAME OF REPORTING PERSON

Sachem Head Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		15,937,785
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

15,937,785
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,937,785
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%
14	TYPE OF REPORTING PERSON

IA

CUSIP No. 912008109

1	NAME OF REPORTING PERSON

Uncas GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		15,937,785
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

15,937,785
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,937,785
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 912008109

1	NAME OF REPORTING PERSON

Sachem Head GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,995,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,995,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,995,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.4%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 912008109

1	NAME OF REPORTING PERSON

Scott D. Ferguson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		15,937,785
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

15,937,785
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,937,785
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 912008109

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) amends and supplements the Schedule 13D filed on October 7, 2021 (the “Initial 13D” and as amended and supplemented through the date of this Amendment No. 7, the “Schedule 13D”) by the Reporting Persons, relating to the common stock, par value $0.01 per share (the “Common Stock”), of US Foods Holding Corp. (the “Issuer”). Capitalized terms not defined in this Amendment No. 7 shall have the meaning ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Initial 13D is hereby amended as follows:

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following:

Scott D. Ferguson directly owns 4,908 shares of Common Stock, which represent shares of Common Stock underlying vested Restricted Stock Units (“RSUs”) awarded to Scott D. Ferguson in his capacity as a director of the Issuer. In addition, Scott D. Ferguson directly owns 3,885 unvested RSUs, which vest on May 18, 2024, each representing a contingent right to receive one share of Common Stock.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

On December 11, 2023, the Reporting Persons sold a portion of their position in the Issuer for portfolio management purposes because the position’s significant outperformance had caused it to become disproportionately large relative to the Reporting Persons’ other portfolio holdings. As of the date of this Amendment No. 7, the Reporting Persons’ investment in the Issuer remains the largest position in the Reporting Persons’ portfolio and Scott D. Ferguson continues to serve as a director of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) of the Schedule 13D are hereby amended and restated to read in full as follows:

(a), (b) Sachem Head Capital, SH Management and Scott D. Ferguson may be deemed to beneficially own 15,937,785 shares of Common Stock (the “Subject Shares”), including 4,908 shares of Common Stock underlying vested RSUs directly owned by Scott D. Ferguson. The Subject Shares collectively represent approximately 6.5% of the outstanding shares of Common Stock based on 245,851,550 shares of Common Stock outstanding as of November 3, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023.

Sachem Head Capital, as the investment adviser to the Sachem Head Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of Sachem Head Capital, SH Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of SH and SHM, Sachem Head GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) 5,995,000 of the Subject Shares, constituting approximately 2.4% of the outstanding shares of Common Stock. By virtue of Scott D. Ferguson’s position as the managing partner of Sachem Head Capital and the managing member of SH Management and Sachem Head GP, Scott D. Ferguson may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.

CUSIP No. 912008109

(c) Except as otherwise set forth herein and in Item 6 below, there were no transactions in the securities of the Issuer effected during the past sixty days by the Reporting Persons or the Sachem Head Funds. On December 11, 2023, the Sachem Head Funds sold an aggregate of 3,000,000 shares of Common Stock in a block trade at a price of $43.87 per share.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On December 11, 2023, the Sachem Head Funds sold over-the-counter American-style call options that they previously purchased referencing (i) an aggregate of 200,000 shares of Common Stock, which have an exercise price of $50.00 and expire on December 15, 2023, at a price of $0.00 per option contract and (ii) an aggregate of 50,000 shares of Common Stock, which have an exercise price of $40.00 and expire on December 15, 2023, at a price of $5.00 per option contract. Accordingly, the Sachem Head Funds and the Reporting Persons no longer have any exposure to such options.

Scott D. Ferguson directly owns 4,908 shares of Common Stock, which represent shares of Common Stock underlying vested RSUs awarded to Scott D. Ferguson in his capacity as a director of the Issuer. In addition, Scott D. Ferguson directly owns 3,885 unvested RSUs, which vest on May 18, 2024, each representing a contingent right to receive one share of Common Stock. Pursuant to an arrangement between Scott D. Ferguson and Sachem Head Capital, the RSUs are held by Scott D. Ferguson for the benefit of Sachem Head Capital. Accordingly, such RSUs may also be deemed to be beneficially owned by Sachem Head Capital and SH Management as a result of such arrangements.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC and Scott D. Ferguson.*

99.2	Trading data.*

99.3	Trading data.*

99.4	Trading data.*

99.5	Trading data.*

99.6	Trading data.*

99.7	Letter to the Stockholders of the Issuer.*

99.8	Joint Filing and Solicitation Agreement, among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC, Scott D. Ferguson, Meredith Adler, James J. Barber, Jr., Jeri B. Finard, John J. Harris, Bernardo V. Hees and David A. Toy.*

99.9	Form of Engagement and Indemnification Agreement.*

CUSIP No. 912008109

99.10	Engagement and Indemnification Agreement, by Sachem Head Capital Management LP and Bernardo V. Hees.*

99.11	Powers of Attorney.*

99.12	Amended and Restated Joint Filing and Solicitation Agreement by and among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC, Scott D. Ferguson, James J. Barber, Jr., Jeri B. Finard, John J. Harris and David A. Toy.*

99.13	Trading data.*

99.14	Cooperation Agreement by and among Sachem Head Capital Management LP, Uncas GP, LLC, Sachem Head GP LLC, Sachem Head LP, Sachem Head Master LP, SH Sagamore Master VIII Ltd., SH Stony Creek Master Ltd. and US Foods Holding Corp.*

99.15	Joint Filing Agreement by and among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC and Scott D. Ferguson.*

99.16	Trading data.*

* Previously filed.

CUSIP No. 912008109

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2023

SACHEM HEAD CAPITAL MANAGEMENT LP

By:	Uncas GP LLC, its General Partner

By:	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

UNCAS GP LLC

By:	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

SACHEM HEAD GP LLC

By:	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

/s/ Scott D. Ferguson
SCOTT D. FERGUSON

CUSIP No. 912008109

SCHEDULE 13D

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
Exhibit 99.1	Joint Filing Agreement, among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC and Scott D. Ferguson.*

Exhibit 99.2	Trading data.*

Exhibit 99.3	Trading data.*

Exhibit 99.4	Trading data.*

Exhibit 99.5	Trading data.*

Exhibit 99.6	Trading data.*

Exhibit 99.7	Letter to the Stockholders of the Issuer.*

Exhibit 99.8	Joint Filing and Solicitation Agreement, among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC, Scott D. Ferguson, Meredith Adler, James J. Barber, Jr., Jeri B. Finard, John J. Harris, Bernardo V. Hees and David A. Toy.*

Exhibit 99.9	Form of Engagement and Indemnification Agreement.*

Exhibit 99.10	Engagement and Indemnification Agreement, by Sachem Head Capital Management LP and Bernardo V. Hees.*

Exhibit 99.11	Powers of Attorney.*

Exhibit 99.12	Amended and Restated Joint Filing and Solicitation Agreement by and among Sachem Head Capital Management LP, Uncas GP, LLC, Sachem Head GP LLC, Scott D. Ferguson, James J. Barber, Jr., Jeri B. Finard, John J. Harris and David A. Toy.*

Exhibit 99.13	Trading data.*

Exhibit 99.14

Cooperation Agreement by and among Sachem Head Capital Management LP, Uncas GP, LLC, Sachem Head GP LLC, Sachem Head LP, Sachem Head Master LP, SH Sagamore Mast VIII Ltd., SH Stony Creek Master Ltd. and US Foods Holding Corp.*

Exhibit 99.15	Joint Filing Agreement by and among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC and Scott D. Ferguson.*

Exhibit 99.16	Trading data.*

* Previously filed.